SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 1)*

IGM Biosciences, Inc.

(Name of Issuer)

Common stock, par value $0.01 per share

 (Title of Class of Securities)

449585108

 (CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

December 7, 2020

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

(Page 1 of 10 Pages)

________________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 449585108	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 3,193,022 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 3,193,022 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,193,022 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% (1)(2)
14.	TYPE OF REPORTING PERSON* IA, PN

(1)	Includes 12,043 shares of the common stock (“Common Stock”) of IGM Biosciences, Inc. (the “Issuer”) underlying 12,043 options and 669 shares of Common Stock directly held by Dr. Kelvin M. Neu a full-time employee of the Issuer, and 36,310 shares of Common Stock underlying 36,310 pre-funded warrants to purchase Common Stock at an exercise price of $.01 per share (“Pre-funded Warrants”), subject to limitations on exercise described in Item 5,
(2)	Based on 31,913,841 shares of Common Stock outstanding at the close of the underwritten offering (the “Offering”), as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission (“SEC”) on December 9, 2020.

CUSIP No. 449585108	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 3,193,022 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 3,193,022 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,193,022 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% (1)(2)
14.	TYPE OF REPORTING PERSON* HC, OO

(1)	Includes 12,043 shares of Common Stock underlying 12,043 options and 669 shares of Common Stock directly held by Dr. Neu, and 36,310 shares of Common Stock underlying 36,310 Pre-funded Warrants, subject to limitations on exercise described in Item 5.
(2)	Based on 31,913,841 shares of Common Stock outstanding at the close of the Offering, as reported in the Issuer’s Prospectus filed with the SEC on December 9, 2020.

CUSIP No. 449585108	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 3,193,022 (1)
	8.	SHARED VOTING POWER:
	9.	SOLE DISPOSITIVE POWER: 3,193,022 (1)
	10.	SHARED DISPOSITIVE POWER:
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,193,022 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1)	Includes 12,043 shares of Common Stock underlying 12,043 options and 669 shares of Common Stock directly held by Dr. Neu, and 36,310 shares of Common Stock underlying 36,310 Pre-funded Warrants, subject to limitations on exercise described in Item 5.
(2)	Based on 31,913,841 shares of Common Stock outstanding at the close of the Offering, as reported in the Issuer’s Prospectus filed with the SEC on December 9, 2020.

CUSIP No. 449585108	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 3,193,022 (1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER: 3,193,022 (1)
	10.	SHARED DISPOSITIVE POWER:
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,193,022 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1)	Includes 12,043 shares of Common Stock underlying 12,043 options and 669 shares of Common Stock directly held by Dr. Neu, and 36,310 shares of Common Stock underlying 36,310 Pre-funded Warrants, subject to limitations on exercise described in Item 5.
(2)	Based on 31,913,841 shares of Common Stock outstanding at the close of the Offering, as reported in the Issuer’s Prospectus filed with the SEC on December 9, 2020.

Amendment No. 1 to Schedule 13D

This Amendment No. 1 to Schedule 13D amends and supplements the statements on the previously filed Schedule 13D, as amended, filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker and Felix J. Baker (collectively the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”) and 667, L.P. (“667”, and together with Life Sciences, the “Funds”), and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

Item 3. Source and Amount of Funds or Other Consideration

The disclosure in Item 4 below is incorporated herein by reference.

Item 4. Purpose of the Transaction.

Item 4 of Schedule 13D is supplemented and amended, as the case may be, as follows:

The information in Item 6 is incorporated by reference herein.

On December 8, 2020, IGM Biosciences, Inc. (the “Issuer”) entered into an underwriting agreement (the “Underwriting Agreement”) with Jefferies LLC and Stifel, Nicolaus & Company, Incorporated, as representatives of the several underwriters named therein (the “Underwriters”), related to the public offering (the “Offering”) of 887,891 shares of common stock (“Common Stock”) of the Issuer at a price to the public of $90.00 per share and pre-funded warrants (the “Pre-funded Warrants”) to purchase 1,334,332 shares of Common Stock with an exercise price of $0.01 per share, at a price to the public of $89.99 per share. The Pre-funded Warrants are exercisable at any time, subject to limitation discussed in Item 5 and have no expiration date. The Offering closed on December 11, 2020.

Pursuant to the Offering, 667 and Life Sciences purchased 49,820 and 616,846 Pre-funded Warrants, respectively, at the offering price of $89.99 per Pre-funded Warrant, totaling 666,666 Pre-funded Warrants in the aggregate. Each of 667 and Life Sciences purchased the Pre-funded Warrants with their working capital.

The foregoing description of the Pre-funded Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Pre-Funded Warrant, which is incorporated by reference as Exhibit 99.1, and is incorporated herein by reference.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors of the Issuer (the “Board”) and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer’s management, other members of the Board and other investors, which could include items in subparagraphs (a) through (j) of Item 4 Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer (by means of open market purchases, privately negotiated purchases, exercise of some or all of the Stock Options, Pre-funded Warrants or otherwise) or to dispose of some or all of the securities of the Issuer under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Dr. Kelvin M. Neu, a full-time employee of the Adviser, has served the Board since July 8, 2019. The policy of the Funds and the Adviser does not permit full-time employees of the Adviser to receive compensation for serving as a director of the Issuer, and the Funds are instead entitled to the pecuniary interest in any compensation received for his service.

Dr. Neu holds 12,100 options to purchase Common Stock of the Issuer (“Stock Options”) at an exercise price of $16.00 per share of which 1/3 vested on September 17, 2020 with an additional 1/36 of the shares vesting monthly thereafter subject to Dr. Neu’s continued service on the Board and holds 10,000 Stock Options at an exercise price of $40.27 per share 1/12 of the shares vesting monthly beginning July 9, 2020 subject to Dr. Neu’s continued service on the Board.

ITEM 5. Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

The information set forth in Item 4 is hereby incorporated by reference into this Item 5.

Set forth below is the aggregate number of shares of Common Stock directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as shares of Common Stock that may be acquired upon conversion of non-voting common stock of the Issuer (“Non-Voting Common Stock”) and shares of Common Stock that may be acquired upon exercise of Pre-funded Warrants, subject to the limitations on conversion and exercise described below.

Holder	Common Stock	Non-Voting Common Stock	Pre-funded Warrants
667, L.P.	260,796	187,942	49,820
Baker Brothers Life Sciences, L.P.	2,883,204	2,081,895	616,846
Total	3,144,000	2,269,837	666,666

The Non-Voting Common Stock are only convertible into Common Stock to the extent that after giving effect to such exercise the holders thereof and their affiliates would beneficially own, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), no more than 4.99% of the outstanding shares of Common Stock (“Beneficial Ownership Limitation”). By written notice to the Issuer, the Funds may from time to time increase or decrease the Beneficial Ownership Limitation applicable to that Fund to any other percentage. Any such change will not be effective until the 61st day after such notice is delivered to the Issuer. As a result of this restriction, the number of shares that may be issued upon conversion of the Non-Voting Common Stock by the above holders may change depending upon changes in the outstanding shares of Common Stock.

The Pre-funded Warrants are only exercisable into Common Stock to the extent that after giving effect to such exercise the holders thereof, their affiliates and any persons who are members of a Section 13(d) group with the holders or their affiliates in the aggregate would beneficially own, for purposes of Rule 13d-3 under the Exchange Act, no more than 9.99% of the outstanding shares of Common Stock (“Maximum Percentage”). By written notice to the Issuer, the Funds may from time to time increase or decrease the Maximum Percentage applicable to that Fund to any other percentage not in excess of 19.99%. Any such change will not be effective until the 61st day after such notice is delivered to the Issuer. As a result of this restriction, the number of shares that may be issued upon exercise of the Pre-funded Warrants by the above holders may change depending upon changes in the outstanding shares of Common Stock.

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

(c) The information set forth in Item 4 is hereby incorporated by reference into this Item 5(c). Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 is hereby incorporated by reference into this Item 6.

The Form of Pre-funded Warrant is incorporated by reference as Exhibit 99.1 to this Amendment No. 1 to Schedule 13D and is incorporated herein by reference.

On December 7, 2020, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with the Funds. Under the Registration Rights Agreement, the Issuer agreed that, if at any time and from time to time after December 7, 2020, the Funds demand that the Issuer register securities directly held by them for resale under the Securities Act of 1933, as amended, the Issuer would be obligated to effect such registration. The Issuer’s registration obligations under the Registration Rights Agreement cover all securities now held or later acquired by the Funds, including securities issued or issuable upon the exercise or conversion of any other securities, will continue in effect for up to ten years as long as securities held by the Funds remain Registrable Securities (as defined in the Registration Rights Agreement), and include the Issuer’s obligation to facilitate certain underwritten public offerings of securities by the Funds in the future, including one underwritten public offering per calendar year and a total of no more than three total underwritten public offerings.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Form of Registration Rights Agreement, which is incorporated by reference as Exhibit 99.2, and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description
99.1	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on December 9, 2020).
99.2	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on December 7, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 11, 2020

BAKER BROS. ADVISORS LP

By:	Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker